Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

December 3, 2020

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Daniel Morris

Re:	Jiuzi Holdings, Inc.

Amendment No. 2 to

Registration Statement on Form F-1

Filed November 17, 2020

File No. 333-248416

Dear Mr. Morris:

This letter is in response to the letter dated November 24, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jiuzi Holdings, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement No. 3”) is being submitted to accompany this letter.

Amendment No. 2 to Form F-1 Filed November 17, 2020

Executive Compensation, page 69

1.	Please revise to provide executive compensation disclosure as of the fiscal year ended October 31, 2020.

RESPONSE: We have revised the disclosure on page 69 to provide executive compensation disclosure as of the fiscal year ended October 31, 2020.

Financial Statements, page F-1

2.	Prior to effectiveness, please revise your annual and interim financial statements and disclosures throughout the filing to discuss and give retrospective effect to the fifteen for one stock split that will occur in conjunction with the amending and restating of your memorandum of association.

RESPONSE: We note the Staff’s comment and we are clarifying that: on October 31, 2020, pursuant to a special resolution adopted by its shareholders to amend and restate the memorandum and articles of associations, the Company conducted a subdivision of its par value (the “Share Subdivision”). Immediately following the Share Subdivision, the authorized share capital of the Company was $50,000 divided into 50,000,000 shares of a par value of $0.001 each, and the total issued and outstanding shares were 5,000,000. Subsequent to the Share Subdivision, the Company increased its authorized share capital from 50,000,000 shares to 150,000,000 shares with a par value of $0.001 per share, and issued a stock dividend on 2 for 1 on post-Share Subdivision basis, whereby each shareholder holding 1 share of the 5,000,000 shares outstanding immediately preceding this stock dividend was issued an additional 2 shares; therefore, a total of 10,000,000 shares were issued; immediately following this transaction, there were a total of 15,000,000 shares issued and outstanding.

We have revised our annual and interim financial statements and disclosure throughout the filing to discuss and give retrospective effect to the Share Subdivision and the stock division as disclosed above that occurred in conjunction with our amended and restated memorandum and articles of association.

Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Shuibo Zhang
Name:	Shuibo Zhang
Title:	Chief Executive Officer